Filed by Tengasco, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tengasco, Inc.
Commission File No.: 001-15555

   RILEY EXPLORATION – PERMIANTENGASCO  Business Combination Transaction Overview  CONFIDENTIAL

 Forward-Looking Statements      CERTAIN STATEMENTS IN THIS PRESENTATION CONCERNING THE PROPOSED TRANSACTION, INCLUDING ANY STATEMENTS REGARDING THE EXPECTED TIMETABLE FOR COMPLETING THE PROPOSED TRANSACTION, THE RESULTS, EFFECTS, AND BENEFITS OF THE PROPOSED TRANSACTION, FUTURE OPPORTUNITIES FOR THE COMBINED COMPANY, FUTURE FINANCIAL PERFORMANCE AND CONDITION, GUIDANCE AND ANY OTHER STATEMENTS REGARDING TENGASCO, INC.’S (“TENGASCO’S”) OR RILEY EXPLORATION – PERMIAN, LLC’S (“RILEY PERMIAN’S”) FUTURE EXPECTATIONS, BELIEFS, PLANS, OBJECTIVES, FINANCIAL CONDITIONS, ASSUMPTIONS OR FUTURE EVENTS OR PERFORMANCE THAT ARE NOT HISTORICAL FACTS ARE “FORWARD-LOOKING” STATEMENTS BASED ON ASSUMPTIONS CURRENTLY BELIEVED TO BE VALID. FORWARD-LOOKING STATEMENTS ARE ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS. THE WORDS “ANTICIPATE,” “BELIEVE,” “ENSURE,” “EXPECT,” “IF,” “INTEND,” “ESTIMATE,” “PROBABLE,” “PROJECT,” “FORECASTS,” “PREDICT,” “OUTLOOK,” “AIM,” “WILL,” “COULD,” “SHOULD,” “WOULD,” “POTENTIAL,” “MAY,” “MIGHT,” “ANTICIPATE,” “LIKELY” “PLAN,” “POSITIONED,” “STRATEGY,” AND SIMILAR EXPRESSIONS OR OTHER WORDS OF SIMILAR MEANING, AND THE NEGATIVES THEREOF, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SPECIFIC FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING THE ABILITY OF THE COMBINED COMPANY TO PAY A DIVIDEND AND THE AMOUNT OF SUCH DIVIDEND, THE DECLINE PROFILE OF RILEY PERMIAN’S ASSETS, THE ABILITY OF RILEY PERMIAN TO GROW PRODUCTION, THE ANTICIPATED REVERSE STOCK SPLIT, TENGASCO’S AND RILEY PERMIAN’S PLANS AND EXPECTATIONS WITH RESPECT TO THE PROPOSED TRANSACTION AND THE ANTICIPATED IMPACT OF THE PROPOSED TRANSACTION ON THE COMBINED COMPANY’S RESULTS OF OPERATIONS, FINANCIAL POSITION, GROWTH OPPORTUNITIES AND COMPETITIVE POSITION., AND THE 2021 CAPITAL EXPENDITURES OF RILEY PERMIAN THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOR PROVIDED BY SECTION 27A OF THE SECURITIES ACT OF 1933, SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 AND THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.THESE FORWARD-LOOKING STATEMENTS INVOLVE SIGNIFICANT RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED, INCLUDING, BUT NOT LIMITED TO, THE POSSIBILITY THAT STOCKHOLDERS OF TENGASCO MAY NOT APPROVE THE ISSUANCE OF NEW SHARES OF TENGASCO COMMON STOCK IN THE TRANSACTION OR OTHER PROPOSALS THAT ARE A CONDITION TO THE TRANSACTION OR THAT THE STOCKHOLDERS OF TENGASCO AND THE MEMBERS OF RILEY PERMIAN MAY NOT APPROVE THE MERGER AGREEMENT; THE RISK THAT A CONDITION TO CLOSING OF THE PROPOSED TRANSACTION MAY NOT BE SATISFIED, THAT EITHER PARTY MAY TERMINATE THE MERGER AGREEMENT OR THAT THE CLOSING OF THE PROPOSED TRANSACTION MIGHT BE DELAYED OR NOT OCCUR AT ALL; POTENTIAL ADVERSE REACTIONS OR CHANGES TO BUSINESS OR EMPLOYEE RELATIONSHIPS, INCLUDING THOSE RESULTING FROM THE ANNOUNCEMENT OR COMPLETION OF THE TRANSACTION; THE DIVERSION OF MANAGEMENT TIME ON TRANSACTION-RELATED ISSUES; THE ULTIMATE TIMING, OUTCOME AND RESULTS OF INTEGRATING THE OPERATIONS OF TENGASCO AND RILEY PERMIAN; THE EFFECTS OF THE BUSINESS COMBINATION OF TENGASCO AND RILEY PERMIAN, INCLUDING THE COMBINED COMPANY’S FUTURE FINANCIAL CONDITION, RESULTS OF OPERATIONS, STRATEGY AND PLANS; CHANGES IN CAPITAL MARKETS AND THE ABILITY OF THE COMBINED COMPANY TO FINANCE OPERATIONS IN THE MANNER EXPECTED; THE FACT THAT ANY DIVIDEND PAYMENTS WILL BE AT THE DISCRETION OF THE COMBINED COMPANY’S BOARD OF DIRECTORS AND MAY BE SUBJECT TO LEGAL, CONTRACTUAL OR OTHER RESTRICTIONS; THE EFFECTS OF COMMODITY PRICES; THE RISKS OF OIL AND GAS ACTIVITIES; AND THE FACT THAT OPERATING COSTS AND BUSINESS DISRUPTION MAY BE GREATER THAN EXPECTED FOLLOWING THE PUBLIC ANNOUNCEMENT OR CONSUMMATION OF THE PROPOSED TRANSACTION. EXPECTATIONS REGARDING BUSINESS OUTLOOK, INCLUDING CHANGES IN REVENUE, PRICING, CAPITAL EXPENDITURES, CASH FLOW GENERATION, STRATEGIES FOR OUR OPERATIONS, OIL AND NATURAL GAS MARKET CONDITIONS, LEGAL, ECONOMIC AND REGULATORY CONDITIONS, AND ENVIRONMENTAL MATTERS ARE ONLY FORECASTS REGARDING THESE MATTERS.ADDITIONAL FACTORS THAT COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED ABOVE CAN BE FOUND IN TENGASCO’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2019 AND IN ITS SUBSEQUENTLY FILED QUARTERLY REPORTS ON FORM 10-Q, EACH OF WHICH IS ON FILE WITH THE SEC AND AVAILABLE FROM TENGASCO’S WEBSITE AT WWW.TENGASCO.COM UNDER THE “INVESTOR” TAB, AND IN OTHER DOCUMENTS TENGASCO FILES WITH THE SEC.ALL FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE AND ARE BASED ON INFORMATION AVAILABLE AT THAT TIME. TENGASCO DOES NOT ASSUME ANY OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT CIRCUMSTANCES OR EVENTS THAT OCCUR AFTER THE DATE THE FORWARD-LOOKING STATEMENTS WERE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS EXCEPT AS REQUIRED BY FEDERAL SECURITIES LAWS. AS FORWARD-LOOKING STATEMENTS INVOLVE SIGNIFICANT RISKS AND UNCERTAINTIES, CAUTION SHOULD BE EXERCISED AGAINST PLACING UNDUE RELIANCE ON SUCH STATEMENTS.

 Participants and Additional Information      NO OFFER OR SOLICITATIONCOMMUNICATIONS IN THIS PRESENTATION DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO SUBSCRIBE FOR OR BUY ANY SECURITIES OR A SOLICITATION OF ANY VOTE OR APPROVAL WITH RESPECT TO THE PROPOSED TRANSACTION OR OTHERWISE, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO PUBLIC OFFER OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED. ADDITIONAL INFORMATION FOR STOCKHOLDERSIN CONNECTION WITH THE PROPOSED TRANSACTION, TENGASCO INTENDS TO FILE MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”), INCLUDING A REGISTRATION STATEMENT ON FORM S-4 (THE “REGISTRATION STATEMENT”) THAT WILL INCLUDE A PROXY STATEMENT/PROSPECTUS. AFTER THE REGISTRATION STATEMENT IS DECLARED EFFECTIVE BY THE SEC, TENGASCO INTENDS TO MAIL A DEFINITIVE PROXY STATEMENT/PROSPECTUS TO THE STOCKHOLDERS OF TENGASCO. THIS PRESENTATION IS NOT A SUBSTITUTE FOR THE PROXY STATEMENT/PROSPECTUS OR THE REGISTRATION STATEMENT OR FOR ANY OTHER DOCUMENT THAT TENGASCO MAY FILE WITH THE SEC AND SEND TO TENGASCO’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS OF TENGASCO ARE URGED TO CAREFULLY AND THOROUGHLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY TENGASCO WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TENGASCO, RILEY PERMIAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.INVESTORS WILL BE ABLE TO OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY TENGASCO WITH THE SEC (WHEN THEY BECOME AVAILABLE) THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF DOCUMENTS FILED WITH THE SEC BY TENGASCO WILL BE AVAILABLE FREE OF CHARGE FROM TENGASCO’S WEBSITE AT WWW.TENGASCO.COM UNDER THE “INVESTOR” TAB. THIS PRESENTATION HAS BEEN PREPARED BY TENGASCO, RILEY PERMIAN AND/OR THEIR REPRESENTATIVES FOR INFORMATION PURPOSES ONLY. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE TO BE CONTAINED IN THE REGISTRATION STATEMENT. NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS MADE AS TO THE ACCURACY OR COMPLETENESS OF THIS PRESENTATION. NOTHING CONTAINED HEREIN IS, OR SHALL BE RELIED UPON AS, A PROMISE OR REPRESENTATION, WHETHER AS TO THE PAST OR THE FUTURE. THIS PRESENTATION DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE REQUIRED TO THE PROPOSED TRANSACTION. WE MAKE NO REPRESENTATIONS CONCERNING THE LEGAL, FINANCIAL OR TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO ANY PARTICULAR STOCKHOLDER OR MEMBER. YOU SHOULD CONSULT WITH YOUR OWN PROFESSIONAL ADVISERS WITH RESPECT TO LEGAL AND FINANCIAL MATTERS, AS WELL AS FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE PROPOSED TRANSACTION. THE PROPOSED TRANSACTION INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY REVIEW THE INVESTMENT RISKS IN THE REGISTRATION STATEMENT. PARTICIPANTS IN THE PROXY SOLICITATIONTENGASCO, RILEY PERMIAN AND THEIR RESPECTIVE DIRECTORS, MANAGERS AND CERTAIN OF THEIR OFFICERS AND OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE DEEMED, UNDER SEC RULES, TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM TENGASCO’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INFORMATION REGARDING THE OFFICERS AND DIRECTORS OF TENGASCO IS INCLUDED IN ITS DEFINITIVE PROXY STATEMENT FOR ITS 2019 ANNUAL MEETING FILED WITH THE SEC ON NOVEMBER 1, 2019. ADDITIONAL INFORMATION REGARDING SUCH PERSONS, AS WELL AS INFORMATION REGARDING RILEY’ PERMIAN’S DIRECTORS, MANAGERS AND OFFICERS AND OTHER PERSONS WHO MAY BE DEEMED PARTICIPANTS IN THE PROPOSED TRANSACTION, WILL BE SET FORTH IN THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS WHEN THEY ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION. FREE COPIES OF THESE DOCUMENTS MAY BE OBTAINED AS DESCRIBED IN THE PARAGRAPHS ABOVE.

Transaction Details

On October 21, 2020 Tengasco, Inc. ("Tengasco") and Riley Exploration – Permian ("Riley Permian") announced that they had entered into a definitive merger agreement in an all-stock transaction.

Business Combination of Riley Permian and Tengasco

- All-stock consideration of approximately 203 million shares of Tengasco common stock for each share of Riley Permian
- Pro forma ownership split of 95/5 to current Riley Permian members and current Tengasco shareholders, respectively
- This is a going public event for Riley Permian, a private equity backed E&P company owned by Yorktown Partners, Bluescape Energy Partners and Boomer Petroleum

Management and Corporate Governance

- Riley Permian brings in an experienced management team to run operations and the combined company
- Riley Permian will retain key employees and certain Board members
- The combined company will elect a new independent director

Timing and Next Steps

- Transaction subject to the approval of Tengasco and Riley shareholders
- Subject to other customary closing conditions
- Anticipated close 1Q 2021

Company Overview | 4 CONFIDENTIAL

Strategic Rationale

Strengths

- Long-lived oil-weighted conventional production and reserves, provide low base decline as compared to unconventional production
- Hybrid growth and capital return (dividend paying)
- Expansive drilling inventory of over 328 Gross locations [1]

Combination Facilitates

- Liquidity event for long-term stakeholders
- Enhanced transactional flexibility and participation in the capital markets
- Common stock currency for consolidation opportunities

Strengths

- NYSE American listed public platform
- Clean balance sheet with cash on hand
- Small non-core oil and gas assets for additional cash proceeds

Combination Facilitates

- Combines into a larger significant Permian E&P player
- Provides growth catalyst for share price appreciation
- Multi-year drilling inventory upside

(1) As of 06/30/2020 (Includes 75 Proved, 124 Probable, 42 Possible and 93 Contingent Locations)

Company Overview | 5

CONFIDENTIAL

 Investment Highlights  Targeting reinvestment rates of 50-60% of operating free cash flowGenerates modest growth with significant free cash flow that can be used for continued debt reduction and dividend growth    Maintain Low Debt Profile, currently at < 1.4x Net Debt/EBITDAX and being reduced, cash flow supported by a robust hedging profile  Long-lived oil-weighted conventional production and reserves, with an average 12% base PDP decline over the last 2 years  Organic Growth  Focus on Returns  Pay Dividends  Lean Balance Sheet  Starting in June of 2019, Riley began paying a quarterly cash dividend to its members, with the total amount paid in dividends equal to $25 million to date

 Performance Based Culture  Culture of continuous improvement, cost controls, and value creation  Net Production Per Day (Boe/d)  Proved Reserves (MMBOE)  Adjusted EBITDA ($MM)  Operating Costs Per BOE (1)  (1) Operating Cost – LOE + WOE + Capitalized WorkoversNote: Fiscal year ends September 30th

 Proved Reserves (MBoe)  Since REP commenced operations on the Champions Assets in April 2015, management has successfully executed its program, growing production from 308 Boe/d for FY’16 to 7,073 Boe/d for Year to Date Fiscal 2020  Average Net Production (MBoe/d)  (1)  (2)  Proven Track Record of Value Creation  (1) Reserve Report as of September 30, 2016 based on SEC pricing(2) Reserve Report as of September 30, 2017 based on SEC pricing(3) Reserve Report as of September 30, 2018 based on SEC pricing(4) Reserve Report as of September 30, 2019 based on SEC pricingNote: Fiscal year ends September 30th   (3)  (4)

 Cash Margins (1)(2)  Cash Operating Costs (2)  Competitive Cash Margins and Operating Costs   (1) Cash margin calculated as realized price, including differentials and hedges, net of gathering and transportation expense per boe less LOE, production taxes, and G&A expenses per Boe(2) G&A excludes unit-based compensation and one-time $4MM and $902,000 non-cash expenses related to incentive compensation and transaction expenses during FQ3’18 and FQ3’19, respectively(3) $2.3MM of the $3.9MM in FQ3’19 WOE were contributed by extensive fishing jobs and cleanouts due to scale issuesNote: Fiscal year ends September 30th   (3)

   RILEY EXPLORATION – PERMIANTENGASCO  Company Overview  CONFIDENTIAL

Introduction to Riley Permian



Northern Permian Basin
Attribute Map
MIDLAND BASIN
OZONA ARCH
MARFA BASIN
TEXAS

Ownership Group [3]



1.5%
3.3%
21.3%
38.8%
35.1%
Yorktown Partners
Bluescape Energy Partners
Boomer Petroleum
Management
Others

Champions Asset (1)	
Location:	**Texas**
Year Entered:	**2015**
Net Acres:	**26,576**
Gross Producing Hz Wells:	**123**
Current Net Oil Production:	**6,629 BOE/D**
Undeveloped Locations:	**216 (167 net)**

Montaña Asset (1)	
Location:	**New Mexico**
Year Entered:	**2018**
Net Acres[2]**:**	**18,304**
Gross Producing Hz Wells:	**3**
Current Net Oil Production:	**126 BOE/D**
Undeveloped Locations:	**112 (62 net)**

(1) As of 06/30/2020
(2) Montaña Net Acres shown net of Remaining Fiscal Year 2020 and Fiscal Year 2021 Impairments.
(3) As of 06/30/2020, Shown on a fully diluted/converted basis. Ownership percentages are estimates.

Company Overview | 11

CONFIDENTIAL

Sponsor Overview

Yorktown Partners	• Yorktown Partners LLC ("Yorktown") is a private equity firm founded in 1991, based in New York City, New York • Yorktown has raised 12 private equity funds totaling over $8BN • Co-investments by top-tier investors including: Och-Ziff, Neuberger-Berman, BlackRock, Lexington, GSO and others • Yorktown has taken several of its companies public, including Solaris Oilfield Infrastructure, Inc. (SOI), Antero Resources (AR), Brigham Minerals Inc. (MNRL), and Concho Resources (CXO)
Bluescape Energy Partners	• Bluescape Energy Partners ("Bluescape") is a private equity firm founded in 2007, based in Dallas and Houston, TX • Bluescape is focused on opportunities in the upstream oil & gas and power industries and have invested ~$1.8BN through 2017 • In addition to Yorktown and Boomer Petroleum, Bluescape has recently partnered with other top-tier investors including Elliott, Oaktree, WL Ross, Ziff Brothers and EnCap • Bluescape acquired its working interest in the Champions Assets from Dernick Encore, LLC, a participant of the original Champions Assets AMI
Boomer Petroleum	• Boomer Petroleum, LLC ("Boomer") is an original participant of the Champions Assets AMI and contributed its working interest to Riley Permian in January 2017 • Boomer is a private investment firm based in Calgary, Canada and incorporated in Texas in 2012 • Boomer Petroleum is managed by Alvin "Al" Libin

Company Overview | 12

CONFIDENTIAL

RILEY PERMIAN

Leadership Team

Name	Title	Biographical Summary
Bobby Riley 	Chairman of the Board and Chief Executive Officer	• Mr. Riley has been the Chief Executive Officer of Riley Exploration Group ("REG") since it was founded in 2012 and was the Chairman and Chief Executive Officer of its affiliate, Riley Exploration, LLC, or REX, since he founded REX in 2007 through 2012. • Mr. Riley has nearly 40 years of experience in the independent oil and gas sector, in North America, South America, Europe, Africa and Asia. He has an extensive background in all aspects of oil and gas management and operations, including drilling, completion, work-over and production. • In 2009, Mr. Riley created a joint venture with a private equity group to invest in unconventional oil and gas plays and deployed over $350 million of debt and equity capital in the Eagle Ford Shale and the Permian Basin. • Prior to founding REX, Mr. Riley served in multiple executive roles for various E&P and oil and gas services companies including Vice President of Operations at Activa Resources, Inc., Managing Partner of Tuleta Energy Partners, LLC, and President of an oil and gas service company specializing in well design and reservoir data acquisition. He founded his first independent exploration and production company, Durango Energy, Inc., in 1984, and operated up to 150 wells in Oklahoma. Mr. Riley has a bachelor's degree in Business, Accounting and Finance from the University of Science & Arts of Oklahoma and completed the Advanced Drilling Operations and Well Control program at Murchison Drilling Schools. He is a member of the American Petroleum Institute and the Society of Professional Engineers and is IADC / MMS Well-Cap Certified.
Kevin Riley 	President	• Mr. Kevin Riley was appointed Executive Vice President and Chief Operating Officer in June 2016. Mr. Riley manages all oil and gas exploration and production activities. • Prior to joining the Company, Mr. Riley was the Chief Operating Officer of REG since it was founded in 2012 and has been the Chief Operating Officer of its affiliate, Riley Exploration, LLC, or REX, since REX was founded in 2007. He has led the successful acquisition and development of REG's +50,000 acres located across three active operating areas: the Permian Basin, Eagle Ford Shale and Arkoma-Woodford Shale. • Mr. Kevin Riley co-founded REG in 2007, which developed early entrant positions into the Wolfberry trend of the Permian Basin and the Eagle Ford Shale in Karnes County and thereafter served as Chief Operating Officer of REG until his appointment as Chief Operating Officer of the Company in 2016. • Mr. Kevin Riley holds a degree in Business Administration from the University of Central Oklahoma and a MBA with emphasis in Energy from the University of Oklahoma. He is a member of the Independent Petroleum Association of America, American Association of Petroleum Landmen and the Society of Petroleum Engineers.
Michael J. Rugen	Chief Financial Officer	• Mr. Michael J. Rugen was named Chief Financial Officer of the Company in September 2009 and as interim Chief Executive Officer in June 2013. He is a certified public accountant (Texas) with over 35 years of experience in exploration, production and oilfield service. • Prior to joining the Company, Mr. Rugen spent 2 years as Vice President of Accounting and Finance for Nighthawk Oilfield Services. From 2001 to June 2007, he was a Manager/Sr. Manager with UHY Advisors, primarily responsible for managing internal audit and Sarbanes-Oxley 404 engagements for various oil and gas clients. In 1999 and 2000, Mr. Rugen provided finance and accounting consulting services with Jefferson Wells International. From 1982 to 1998, Mr. Rugen held various accounting and management positions at BHP Petroleum, with accounting responsibilities for onshore and offshore US operations as well as operations in Trinidad and Bolivia. • Mr. Rugen earned a Bachelor of Science in Accounting in 1982 from Indiana University.

Company Overview | 13 CONFIDENTIAL

Corporate Strategy

Production Growth Via the Drill Bit	• Primary growth driver is to increase production, reserves and cash flow via conversion of undeveloped locations into PDP through organic growth and accretive acquisitions • Low development risk due to operating experience, offset success, and historic activity in the San Andres • Currently in early stages of horizontal development with the ability to further optimize oil recovery • Fiscal 2021 capital budget includes the drilling and completion of 10 gross (10 net) wells and completing 4 gross (3.7 net) wells that are currently drilled but not completed, at a total expected cost of approximately $45-50 million
Leverage Extensive Permian Experience to Maximize Returns	• Riley Permian was an early mover in applying new technologies to the San Andres formation of the Permian; the Company's properties are positioned in the core of the San Andres formation where horizontal production has increased by 915% since January 2014 • The Company has operated or participated in 126 gross horizontal San Andres formation wells[(1)] which provides keen insight and expertise on the reservoir characteristics of the play • Management intends to leverage expertise in horizontal drilling and completion techniques in the San Andres to maximize returns
Maintain Operational Control	• Plan to maintain operational control of acreage position (by owning in excess of 50% of the working interest) in order to direct capital program and reduce operating costs • Operatorship provides opportunity to continually improve drilling and completion techniques, leading to improved well economics
Pursue Strategic Acquisitions	• Fragmented basin with ~20 sponsor-backed companies provides ample opportunities for consolidation • Team is suited to identify and evaluate acquisition targets to increase inventory and expand footprint
Shareholder Friendly Capital Discipline and Conservative Balance Sheet	• Entire CY 2021 capital program can be funded within anticipated cash flow, with approximately 40% remaining to allocate towards continued debt reduction and dividend growth • Conservative approach to debt with objective to maintain low leverage • Initiated quarterly cash dividends in Q2 of FY 2019, intend to maintain quarterly dividends post-merger • Hedge a certain portion of crude production to achieve more predictable cash flow and help protect dividend.

(1) As of 06/30/2020

Company Overview | 14

CONFIDENTIAL

RILEY PERMIAN

Primary Asset is an Extension of Giant, Legacy Oilfields

The San Andres is a proven ***Conventional Reservoir*** that has been producing since the 1920s, the Wasson and Brahaney Field Complex, commenced development in the 1930s and have produced over 2.3 Billion Barrels of Oil to date and is one of the most successful CO2/EOR projects in the lower 48

- Structural setting matters for San Andres development; not a uniform ***Unconventional Reservoir***



Good Wells
Poor Wells

- Our Champions Asset is a massive untapped continuation of the Wasson & Brahaney Field Complex
- REP Producing Well Count 126 Gross (68 Net) (1)
- REP Undrilled Well Count 328 Gross (229 Net) (1)
  - Champions – 216 Gross (167 Net)
  - Montaña - 112 Gross (62 Net)
- Approximately 25 Million Barrels of Oil has been produced over the last six years within the shaded "Extended Field" boundary, through horizontal San Andres development
- ~220 horizontal wells have been drilled ***inside*** the "Extended Field" boundary with good performance (avg ~590 mbo EUR); (2% < 250 mbo EUR)
- ~42 horizontal wells drilled ***outside*** the "Extended Field" boundary by offset operators
  - Poor to very poor performance (20-100 mbo EUR); "economic dry holes"
  - Only 2 economic wells (avg ~350 mbo EUR); 5% success rate

(1) As of 06/30/2020

Company Overview | 15

CONFIDENTIAL

REP Assets vs. Unconventional Resources

Unconventional Resources (Shale)

- Higher D&C Cost, driven by deeper formation depths and low perm reservoir (Avg $993/ft of CLL on 1.5 Mile Lateral)
- Steeper Initial Decline, between 60 to >90% in First Year
- Average Cost Per Completed Lateral Foot for Permian Basin Unconventional Shales in excess of $1000-1500/ft
- Negative Interference between "parent" and "child" on Increased Density wells

Conventional Resources (REP Assets)

- Lower D&C Costs, driven by shallower formation depths and high perm reservoir (Avg $511/ft of CLL on a 1.5 Mile Lateral)
- Shallower Initial Decline, between 30 to 40% in First Year
- Champions Average Cost Per Completed Lateral Foot average ~$600/ft
- <u>**No**</u> negative interference on "parent" and "child" Increased Density wells
- Break Even below $30/Bo



Unconventional Reservoirs
Conventional Reservoirs
Tight Gas or Tight Oil Sandstone / Carbonates
Coal Seam Gas
Shale
Carbonates
Extremely Tight
Very Tight
Tight
Low
Moderate
High
0.0001
0.001
0.01
0.1
1.0
10.0
100.0
Permeability (mD)
Poor
Quality of Reservoir
Good
Granite
Sidewalk Cement
Volcanic Pumice

(1) Assessment of remaining recoverable oil in selected major oil fields of the Permian Basin, Texas and New Mexico, 2012. Source: U.S. Geological Survey.

Company Overview | 16

CONFIDENTIAL

RILEY PERMIAN

Fiscal Year End Reserves Summary (SEC)

3P Reserves by Commodity



Gas 12%
NGL 19%
Oil 69%

Reserve Type	Oil (MBbl)	NGL (MBbl)	Gas (MMcf)	Total (Mboe)	PV-10 ($M)
	Reserve Report as of September 30, 2019 - SEC Pricing				
Proved Producing	18,719.9	5,946.7	22,729.8	28,454.9	$295,698.4
Proved Non-Producing	477.6	98.2	366.2	636.8	$7,495.0
Proved Undeveloped	17,961.3	4,767.4	17,895.4	25,711.2	$143,077.8
Total Proved Reserves	**37,158.8**	**10,812.3**	**40,991.3**	**54,802.9**	**$446,271.2**
Probable Non-Producing	387.5	130.3	486.1	598.8	$4,232.0
Probable Undeveloped	41,751.4	11,236.7	41,958.3	59,981.1	$252,872.9
Total Probable Reserves	**42,138.8**	**11,367.0**	**42,444.4**	**60,579.9**	**$257,104.9**
Possible Undeveloped	6,804.9	1,307.7	4,878.1	8,925.6	$33,995.7
Total Possible Reserves	**6,804.9**	**1,307.7**	**4,878.1**	**8,925.6**	**$33,995.7**
Total 3P Reserves	**86,102.5**	**23,487.0**	**88,313.0**	**124,308.5**	**$737,371.8**
Contingent	15,492.5			15,492.5	$84,268.2

3P Reserves by Category



Possible 7%
PDP 23%
PDNP 0%
PUD 21%
Probable 49%

PV-10 by Category ($M)(1)



Possible 5%
PDP 40%
Probable 35%
PUD 19%
PDNP 1%

Proved Reserves (MMBOE)



PDP
PDNP / PUD
60
50
40
30
20
10
-
2.5
5.6
7.1
6.9
12.5
15.6
26.3
28.5
9/30/2016 (1)
9/30/2017 (2)
9/30/2018 (3)
9/30/2019 (4)

Note: Assumes 6:1 oil to natural gas conversion ratio

(1) SEC pricing based on 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period October 2015 through September 2016 (average WTI price of $38.17 / Bbl and average Henry Hub price of $2.28 / MMBTU).

(2) SEC pricing based on 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period October 2016 through September 2017 (average WTI price of $46.27 / Bbl and average Henry Hub price of $3.01 / MMBTU).

(3) SEC pricing based on 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period October 2017 through September 2018 (average WTI price of $57.91 / Bbl and average Henry Hub price of $1.66 / MMBTU).

(4) SEC pricing based on 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period October 2018 through September 2019 (average WTI price of $54.38 / Bbl and average Henry Hub price of ($0.32)/ MMBTU).

Company Overview | 17

CONFIDENTIAL

RILEY PERMIAN

Commodity, Basis, and Interest Rate Swaps & Costless Collars

Crude Oil Basis Swaps

Period	Volume (Bbls)	$/Bbl (Discount)/ Premium (1)(2)	% Hedged of Forecasted Oil Production
Q3'20	384,000	$0.25	71%
Q4'20	384,000	$0.39	69%
Q1'21	435,000	$0.40	77%
Q2'21	435,000	$0.40	70%
Q3'21	435,000	$0.40	64%
Q4'21	435,000	$0.40	65%

Crude Oil Collar Contracts

Period	Volume (Bbls)	$/Bbl (1)(2)	% Hedged of Forecasted Oil Production
Q3'20 – Call Option	45,000	$56.48	8%
Q3'20 – Put Option	45,000	$50.00	8%
Q4'20 – Call Option	45,000	$56.48	8%
Q4'20 – Put Option	45,000	$50.00	8%
Q1'22 – Call Option	90,000	$42.63	14%
Q1'22 – Put Option	90,000	$35.00	14%
Q2'22 – Call Option	90,000	$42.63	14%
Q2'22 – Put Option	90,000	$35.00	14%
Q3'22 – Call Option	90,000	$42.63	13%
Q3'22 – Put Option	90,000	$35.00	13%
Q4'22 – Call Option	90,000	$42.63	13%
Q4'22 – Put Option	90,000	$35.00	13%

Crude Oil Swaps

Period	Volume (Bbls)	$/Bbl (1)(2)	% Hedged of Forecasted Oil Production
Q3'20	342,000	$57.18	64%
Q4'20	339,000	$57.15	61%
Q1'21	405,000	$53.01	71%
Q2'21	405,000	$53.01	65%
Q3'21	405,000	$53.01	59%
Q4'21	405,000	$53.01	61%
Q1'22	90,000	$45.25	14%
Q2'22	90,000	$45.25	14%
Q3'22	90,000	$45.25	13%
Q4'22	90,000	$45.25	14%

Interest Rate Swaps

Trade End Date	Notional Limit ($M)	Fixed Rate	Index
Trade 1			
9/28/2021	$40,000	1.768%	1mL
Trade 2			
9/28/2021	$15,000	0.713%	1mL
Trade 3			
10/18/2023	$40,000	0.239%	1mL

Locked-In Swaps

Period	Volume (Bbls)	$/Bbl (1)(2)	% of Crude Oil Swap Volume
July'20	(57,000)	$27.60	50%

(1) Reference Price is NYMEX WTI Price, referring to the West Texas Intermediate crude oil price on the New York Mercantile Exchange
(2) Weighted average price for the quarter

Company Overview | 18

CONFIDENTIAL

RILEY PERMIAN

Champions Assets Overview

The Champions Assets is centrally located between (a) the historic Wasson and Brahaney fields, which have been producing from the San Andres / Grayburg formations since the 1920s, and (b) an asset owned by Steward Energy (formerly owned by Manzano, LLC), which has been horizontally producing from the San Andres since 2013

- Primary formation targeted: San Andres
  - 86%+ liquid weighted reserves
  - High-degree of well control
- Growing production component from 123 gross / 66 net wells (1)
  - 66 operated wells currently producing
  - FQ3'20 average net production 6,629 Boe/d (87% operated)
- Contiguous acreage position
  - Total acreage: 36,519 gross / 26,576 net (1)
  - Average royalty burden of ~25%
  - 80% of net acreage is either held-by-production or held-by-obligations
- High IRR, relatively low risk development
  - Type curves supported by 100+ local horizontal wells
  - Attractive IRRs at current strip pricing

Acreage Footprint


Legend
REP Leaseholds
Non-Op Leaseholds
New Mexico
Texas
Yoakum
Brahaney Field
Wasson Field

(1) As of 6/30/2020

Company Overview | 19 CONFIDENTIAL

New Mexico Assets Overview

Overview

- Closed acquisition of asset on May 15, 2018 with an effective date of April 1, 2018
- Large, contiguous 18,304 net acre position [(1)] representing 41% of REP's consolidated net acreage
- FQ3'20 average net production of 126 Boe/d

Significant upside potential

- Acreage position will support ~112 gross horizontal locations based upon three wells per section

Development plan

- Riley drilled the J Treehorn 21-16 4H in FQ1'19, took a full core, ran modern logs, and did micro seismic to get a better understanding of the reservoir in this area

Asset Location Map | Northwest Shelf – New Mexico


Legend
Acreage
Hz Well
Hz Spuds (2017)
Hz Permits
Industry Vt Well
Hz Rig (Sep-2017)
SWD Well
Hz Producer (2010+)
Chaveroo Field
32 MMBoe (Cum)
Milnesand Field
18 MMBoe (Cum)
Flying M Field
15 MMBoe (Cum)
Roosevelt
Chaves
Lea
Northwest Shelf
Cochran
Hockley
Yoakum
Terry


J Treehorn 21-16 4H Cumulative Oil (240 Days)
Days


J Treehorn 21-16 4H Cumulative Oil (365 Days)
Days

(1) As of 6/30/2020

Company Overview | 20

CONFIDENTIAL

 Environmental, Social and Governance (“ESG”)   Vapor Recovery Units  Minimal Flaring  Leak Detection & Repair  CO2 Emission Reduction  Water Disposal  Minimized emissions by installing Vapor Recovery Units  Installation of operable gas lines ahead of first productions minimizes the need for flaring  Implemented a Leak Detection & Repair program to further improve the Company objective of minimizing air emissions  +99% of oil production sells directly into a crude oil gathering system, substantially reducing truck traffic, which, in turn, reduces CO2 emissions  +99% of produced water is disposed of via water gathering and disposal systems, eliminating the trucking of produced water

Future Drivers of Value

Champions Development	• Multi-Year continued development of predictable, low risk undeveloped locations • Ability to ramp up development pace, with majority of the infrastructure in place • Development phase offers opportunities to optimize and drive operational efficiencies
Increased Density	• Incremental recoveries up to 40% per section • Accelerated production, higher oil cuts • No negative impact to parent wells
Tertiary Recovery	• Feasibility study underway for a CO2 pilot project within Champions based upon performance of the offsetting CO2 flood unit in Wasson Field • Expected recovery of an additional 10-20% of OOIP beyond Primary recovery of 8-12% OOIP
Montaña Option	• 112 gross/62 net locations (1) • 18,304 net acres (1) • Other horizons are also being explored for additional opportunities
Eagle Ford Option	• Project encompasses 39,833 gross/34,004 net acres with an estimated 239 gross locations with a total resource potential of 127 MMBO • REP has earned an option to participate as a working interest partner in a defined number of future units and associated development wells in exchange for providing operational services • REP has option to acquire 20% equity at a predetermined valuation in the Company that owns majority interest in the Eagle Ford project
Continued Management	• Management continues to create value through efficient management by reducing operating costs year over year • Overall, the operating costs have been reduced by ~62% from FY16 to Q2 FY20A

(1) As of 06/30/2020

Company Overview | 22

CONFIDENTIAL

RILEY PERMIAN

Transaction Process

File Registration Statement on S-4
Complete SEC review process
Schedule special meeting of Tengasco stockholders
Hold special meeting of Tengasco stockholders
Close merger

At the Closing,

Change Name
Reverse Stock Split in a range of 8:1 to 12:1
New Management & Board
Commence Trading under symbol REXP

(1) Anticipated symbol

Company Overview | 23 CONFIDENTIAL